January 16, 2018

CONFIDENTIAL SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Level One Bancorp, Inc.
Confidential Submission of Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of Level One Bancorp, Inc. (the “Company”), we are confidentially submitting to the U.S. Securities and Exchange Commission (the “SEC”) a draft Registration Statement on Form S-1 (the “Registration Statement”) for confidential non-public review by the staff of the SEC, pursuant to Section 6(e) of the Securities Act of 1933, as amended. The Registration Statement relates to the proposed initial public offering of the Company’s common stock (“IPO”).  The Company qualifies as an “emerging growth company,” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended.

The Company will publicly file the Registration Statement and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement.

If you have questions concerning this submission or require any additional information, please feel free to contact me directly at (312) 629-7470.

Sincerely,

/s/ William C. Fay

William C. Fay

cc:                                David Walker, Level One Bancorp, Inc.

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